NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 07-04

February 5, 2007

Cumberland Obtains Permits to Advance Road Construction to Meadowbank Gold Project, Nunavut

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report that the Company has obtained all land rights  necessary to advance construction of the 110 kilometre all weather access road to the Company’s 100% owned Meadowbank gold project located 70 kilometres north of Baker Lake, Nunavut.  At a signing ceremony held in Cumberland’s offices on February 2nd, 2007, the Company and the Kivalliq Inuit Association (“KIA”) signed the required land and quarry leases to initiate road construction on Inuit-owned lands.  Earlier in January the Company signed land and quarry leases with the Government of Nunavut and Indian and Northern Affairs Canada (“INAC”) allowing initial construction to commence from the community of Baker Lake.  To date, total conventional road access achieved is approximately 18 kilometres, including approximately 13 kilometres of new construction.  The Meadowbank project, designed to produce an average of 330,000 ounces of gold per year over an eight year mine life, will become one of Canada’s highest output gold producers.

“We are very pleased with the prompt issuance of the permits and licences from the Government of Nunavut, INAC and the KIA,” stated Kerry Curtis, President and CEO.  “With the continued strong support from the three regional land-owners, the residents of Baker Lake and surrounding communities are able to benefit from construction activities.  Road construction operations are currently operating at approximately 75% capacity and are expected to immediately accelerate to 100%.  When road construction is at full capacity, its northern Inuit employment level is anticipated to be approximately 55%.”

Road Construction

Since receiving a Project Certificate from the Nunavut Impact Review Board on December 30, 2006, Cumberland has obtained land access and quarry permits from the Government of Nunavut, Indian and Northern Affairs Canada and the Kivalliq Inuit Association to commence and advance road construction to Meadowbank.  Additional licences were received from Natural Resources Canada and other Territorial departments to commence construction.  Initial road construction has advanced in the municipality of Baker Lake and on federal-owned (INAC) land.  Construction will now commence on Inuit-owned land and the Company expects to complete road construction during the 2007 shipping season.

Benefits to Inuit

The commencement of road construction has initiated training and employment opportunities for the residents of Baker Lake and the surrounding Kivalliq communities.  Cumberland retained Nuna Logistics Limited (“Nuna”) as contractor for road construction and Nuna has recently undertaken “on the job” training programs in Baker Lake.  From an original 200 applicants, the training program has employed 40 people from Baker Lake with the community benefiting from the cost of training estimated at $250,000.  When at full operations, road construction will employ up to 43 northern Inuit out of a total of 64 positions, with positions varying from general labourer through to heavy equipment operators.

Management Appointments

As Cumberland prepares for development and production at the Meadowbank project, the Company continues to build an outstanding team of mine development and operations professionals with northern experience.  Cumberland is pleased to announce the appointment of Mr. Don Gove as Superintendant, Materials and Transportation and Mr. Wayne Grudzinski as Safety Superintendant.

Mr. Gove joins Cumberland from the Cantung Mine in the Northwest Territories where he was Superintendant, Materials Management.  Don has over 35 years of material management experience in the mining industry and has held senior positions at three open pit and four underground mines.  He has been involved in five mine start-ups in the Northwest Territories and British Columbia and has worked at operations mining tantalum, zinc, copper, molybdenum, gold, diamonds and tungsten.

Mr. Grudzinski comes to Cumberland from the Lupin Mine Operations in Nunavut where he was the Manager of Loss Control and site manager during the recent reclamation phase of the mine.  With over 25 years in the mining industry, he has held senior positions at three arctic gold mining operations, one open pit and two underground.  Wayne was a member of the legislated review committee that undertook the review and amendments of the Mine Health & Safety Act & Regulations of the Northwest and Nunavut Territories.

Meadowbank Gold Project

Meadowbank, host to Canada’s largest undeveloped pure gold open pit gold reserves, is designed to produce an average of 330,000 ounces of gold per year over an eight year mine life1.  With the development of Meadowbank, Cumberland will emerge as mid-tier Canadian gold producer.  The Board of Directors of Cumberland made a production decision in September 2006 and the Company has since secured at least Cdn$254 million for its gold loan facility and has raised approximately Cdn$100 million in equity financing to be used for development of Meadowbank.  Subject to the timely receipt of all ancillary permits and requisite financing, production is expected to commence in late 2008 or early 2009.

Cumberland is a well financed mineral development and exploration company which is positioning itself to become a mid-tier gold producer by developing its 100% owned Meadowbank gold project in Nunavut to production.  The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements - This News Release contains “forward looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Annual Information Form filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.